

Mail Stop 6010

December 19, 2007

VIA U.S. MAIL and FACSIMILE: (770) 813-6599

Mr. Andrew H. Beck
Senior Vice President and Chief Financial Officer
4205 River Green Parkway
Duluth, GA 30096

> **RE:** **AGCO Corporation**
> **Form 10-K for the fiscal year ended December 31, 2006**
> **Filed March 1, 2007**
> **File No. 001-12930**

Dear Mr. Beck:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Item 8. Financial Statements and Supplementary Data, page 51

Consolidated Statements of Operations, page 53

1.   We note that your equity in earnings of affiliates was $27.8 million in fiscal 2006.
        Please tell us your consideration of Rule 3-09 and show us your calculations.

Note 1. Operations and Summary of Significant Accounting Policies, page 57

Revenue Recognition, page 57

2.   You disclose that you have provisions for incentive programs. Please tell us and
        disclose in future filings the nature of your significant incentive programs, how
        you calculate the related provision and where you classify the amounts in the
        balance sheet and statement of operations.

3.   Further, you disclose that the provisions are revised in the event of subsequent
        modifications to the program to your customers. Please tell us about the
        significant types of revisions that occur and discuss your consideration of the
        fixed and determinable revenue recognition criteria of SAB Topic 13.A.

Adoption of SEC Staff Accounting Bulletin No. 108, page 59

4.   Please tell us and in future filings disclose in more detail the nature of the errors.
        The current disclosure refers to an "excess contingency reserve" and does not
        explain the nature of that reserve. Also, please tell us and disclose in future
        filings when and how each error being corrected arose. Refer to Question 3 of
        SAB Topic 1.N.

Cash and Cash Equivalents, page 59

5.   You disclose that you consider "all investments with an original maturity of three
        months or less to be cash equivalents." Please tell us how your policy considered
        paragraph 8 of SFAS 95 which requires that cash equivalents be highly liquid as
        well as short term and both readily convertible to known amounts of cash and so
        near their maturity that they present insignificant risk of changes in value because
        of changes in interest rates.

Accounts and Notes Receivable, page 59

6.   You disclose that accounts and notes receivable are shown net of allowances for
        sales incentive discounts. Please explain the difference between this reserve and
        your accrual for volume discounts and sales incentives included in accrued
        expenses. Please tell us about your consideration of relevant guidance including
        EITF Issue 01-09 in determining the accounting for sale incentive discounts.

Inventories, page 60

7.   You disclose that market is net realizable value for finished goods and repair and
        replacement parts and market is replacement cost for work-in-process, production
        parts and raw materials. Please tell us how you considered Statement 6 of
        Chapter 4 of ARB 43 which states that "*market* means current replacement cost
        (by purchase or by reproduction, as the case may be) except that (1) market
        should not exceed the net realizable value (i.e., estimated selling price in the
        ordinary course of business less reasonably predictable costs of completion and
        disposal); and (2) market should not be less than net realizable value reduced by
        an allowance for an approximately normal profit margin."

Goodwill and Other Intangible Assets, page 61

8.   Please tell us and disclose in future filings how you determine the amount of your
        goodwill impairment, if any, under the two-step method discussed in paragraphs
        19 – 21 of SFAS 142. Further, please tell us and in future filings explain why the
        Sprayer operations declined in 2006, consistent with paragraph 47(a) of SFAS
        142.

Pro forma Disclosure Under SFAS No. 123 for 2005 and 2004

9.   You disclose that you valued grants using the Barrier option model. Please tell us
        in more detail about this valuation model and whether it is known by any other
        name.

Financial Instruments, page 69

10.   We see that in 2006 you designated certain foreign currency contracts as cash
        flow hedges. Please tell us about your consideration of SFAS 133
        Implementation Issue No. G20, particularly about your compliance with
        paragraphs 28, 30 and 63 of SFAS 133.

Note 4. Account Receivable Securitization, page 78

11.   We see that you have two joint ventures that are 49% owned by the AGCO
        Corporation ("the Company"): AGCO Finance LLC and AGCO Finance Canada
        Ltd. Please tell us about your consideration of FIN 46R which led to your
        conclusion that these entities should not be consolidated. Specifically address
        solvency and other guarantees that the Company has made to Rabobank, the
        majority partner in the JV.

Note 7. Long-term Debt, page 83

12.   You disclose that your convertible senior notes are convertible into cash and
        shares of common stock based upon the 'conversion value' of the notes. Please
        tell us and disclose in future filings how you determine the conversion value.
        Please also tell us about your analysis of the conversion feature under SFAS 133
        and EITF 00-19 in determining that the feature should be classified as equity.

Item 9A. Controls and Procedures, page 107

13.   We note your disclosure that your chief executive officer and chief financial
        officer concluded that your "disclosure controls and procedures were effective to
        ensure that information required to be disclosed by [you] in the reports that [you]
        file or submit under the Exchange Act is recorded, processed, summarized and
        reported, within the time periods specified in the Commission's rules and forms."
        The language that is currently included after the word "effective" in your
        disclosure appears to be superfluous, since the meaning of "disclosure controls
        and procedures" is established by Rule 13a-15(e) of the Exchange Act. Please
        remove the language in your future filings or revise the disclosure so that the
        language that appears after the word "effective" is substantially similar in all
        material respects to the language that appears in the entire two-sentence definition
        of "disclosure controls and procedures" set forth in Rule 13a-15(e).

14.   We note your statement that a "control system, no matter how well conceived and
        operated, can provide only reasonable, not absolute, assurance that the objectives
        of the control system are met." Please revise to state clearly, if true, that your
        disclosure controls and procedures are *designed to* provide reasonable assurance
        of achieving their objectives and that your principal executive officer and
        principal financial officer concluded that your disclosure controls and procedures
        are effective at that reasonable assurance level. In the alternative, remove the
        reference to the level of assurance of your disclosure controls and procedures.
        Please refer to Section II.F.4 of Management's Reports on Internal Control Over
        Financial Reporting and Certification of Disclosure in Exchange Act Periodic
        Reports, SEC Release No. 33-8238, available on our website at
        <http://www.sec.gov/rules/final/33-8238.htm>.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jong Hwang at (202) 551-3327 or me at (202) 551-3604 if you have questions. In this regard, please do not hesitate to contact Brian Cascio, Branch Chief at (202) 551-3676 with any other questions.

Sincerely,

Kaitlin Tillan
Assistant Chief Accountant